Exhibit 2.1

                              SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement, dated as of May 15, 2014 (this "Agreement"), is by and between Empire Global Corp., a Delaware corporation with its principal place of business at 671 Westburne Dr, Concord, Ontario, L4K 4Z1 ("EMGL" or "Company"), and Giuseppe Joe Parolini, a business person with a principal address at 357 Westridge Drive, Kleinberg, Ontario Canada, L0J 1C0 Alessandro Marcelli a business person with a principal address at Via Frascineto n. 2, Rome, Italy and Beniamino Gianfelici a business person with a principal address at Via G. Martorelli, Rome, Italy (collectively the "Investors").

                                     RECITALS

WHEREAS, the Investors are the record and beneficial owners, free and clear of all liens and encumbrances of any kind whatsoever, of a 100% equity interest in Multigame Enterprise Limited (the "Multigame Equity Interest"), a corporation lawfully organized and currently existing under the laws of Malta ("Multigame") with its registered office situated at Cornerstone Business Centre, Suite 1, Level 2, 16th September Square, Mosta, MST 1180, Malta;

WHEREAS, Multigame is the beneficial owner of a 70% equity interest in Multigioco Srl., a corporation lawfully organized and currently existing under the laws of the Republic of Italy ("Multigioco"). Multigioco is a gaming operator licensed by the Amministrazione Autonoma Monopoli di Stato (AAMS) in the business of operating online gaming shops and websites and land based betting corners and agencies throughout Italy;

WHEREAS, Multigame will acquire the remaining 30% equity interest in Multigioco in two equal disbursements at the end of year 2 and year 3 respectively from the Closing Date;

WHEREAS, EMGL desires to acquire from the Investors the Multigame Equity
         Interest, and the Investors desire to contribute to EMGL the Multigame Equity Interest, each on the terms and subject to the conditions as set forth in this Agreement;

WHEREAS, the Board of Directors of EMGL has determined that it is advisable and in EMGL's best interests to effect an acquisition from Investors of the Multigame Equity Interest on the terms and subject to the conditions as set forth in this Agreement and such Board has approved and adopted the terms and conditions of this Agreement; and

WHEREAS, the contribution to EMGL of the Multigame Equity Interest on the terms and subject to the conditions as set forth in this Agreement has been approved and authorized in accordance with the terms and conditions of the Limited Liability Company Agreement of Investors and applicable Maltese law.

NOW, THEREFORE, in consideration of the premises and of the mutual agreements, representations, warranties and covenants herein contained, and other good and valuable consideration, the receipt and adequacy is hereby acknowledged, the parties to this Agreement do hereby agree as follows:





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                                   ARTICLE I
                                  DEFINITIONS

1.1 Definitions. Capitalized terms defined shall have the meanings set forth in this Agreement.


                                  ARTICLE II
                            CONTRIBUTION AND RECEIPT

2.1 Contribution and Receipt of Shareholder Shares. On the Closing Date (as such capitalized terms is defined in section 8.1), in accordance with the provisions of this Agreement and applicable law, the Investors will contribute, assign, transfer and convey to EMGL, and EMGL will acquire and receive from the Investors, the Multigame Equity Interest, free and clear of all liens and encumbrances of any kind whatsoever (the "Exchange Transaction").


                                  ARTICLE III
                                 CONSIDERATION

3.1 Amount of Consideration. In consideration for the contribution, assignment, transfer and conveyance of the Multigame Equity Interest to EMGL by the Investors pursuant to section 2.1, EMGL shall issue, pay and deliver, at the Closing (as such capitalized term is defined in section 8.1), such number of shares (each, an "Exchange Share") of the common stock, par value $0.001 per share of EMGL (the "EMGL Common Stock"), as shall equal 3,000,000 (three million) or approximately 16% of the total number of shares of EMGL Common Stock outstanding, on a Fully Diluted Basis (as such capitalized term is defined in section 3.3) and shall pay directly to Multigioco:

         a.  at the Closing - Euro 750,000; and
         b. on the first anniversary of the Closing - Euro 100,000 for each 10% increase in Gross Gaming Revenue calculated from the Closing up to a maximum of Euro 750,000; and
         c. on the second anniversary of the Closing - a maximum Euro 750,000 payment for 15% of the remaining equity of Multigioco provided if Multigioco earns consolidated EBITDA (as such capitalized term is defined in section 3.2) equal to Euro 600,000; and
         d. on the third anniversary of the Closing - a maximum Euro 750,000 payment for the final 15% equity of Multigioco provided if Multigioco earns consolidated EBITDA equal to Euro 900,000.

For better clarity:

         1.  The total minimum Amount of Consideration as set out in this section 3.1 payable by the Company in exchange for 100% of the capital stock of both subsidiary entities Multigame Enterprise Limited and Multigioco Srl, if earn-out performance described in section 3.1 b; c; and d is not achieved is Euro 750,000 (Seven Hundred and Fifty Euro Dollars) plus 3,000,000 shares of common stock of EMGL.
         2.  The total maximum Amount of Consideration as set out in this section 3.1 payable by the Company in exchange for 100% of the capital stock of both subsidiary entities Multigame Enterprise Limited and Multigioco Srl, if maximum earn-out performance described in section 3.1 b; c; and d is achieved is Euro 3,000,000 (Three Million Euro Dollars) plus 3,000,000 shares of common stock of EMGL.

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3.2      EBITDA Defined. For purposes of this Agreement, the capitalized term
"EBITDA" shall mean the net earnings before Interest, Income Tax, Depreciation and Amortization of the consolidated operations of Multigioco calculated for each twelve month period from the Closing date.

3.3 Fully Diluted Basis Defined. For purposes of this Agreement, the capitalized term "FULLY DILUTED BASIS" shall mean the number of shares of EMGL Common Stock that would be, as of the applicable date, outstanding if all derivative securities of EMGL if any, including, without limitation, warrants, options, rights, convertible debt, convertible securities and exchange securities then outstanding were exercised, converted or exchanged for shares of EMGL Common Stock in accordance with the terms of such derivative securities.


                                  ARTICLE IV
                  REPRESENTATIONS AND WARRANTIES OF INVESTORS

Investors represent, warrant and acknowledge to and covenants and agrees with EMGL as follows:

4.1 Status; Authority. Investors have legal capacity to execute, deliver and perform the Investors' obligations under this Agreement; and the consummation of the transactions contemplated by this Agreement, including, without limitation, the Exchange Transaction, have been duly authorized by all necessary action on the part of the Investors and Multigioco's equity owners and this Agreement constitutes the valid and legally binding obligation of the Investors, enforceable against the Investors in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally now or hereafter in effect and subject to the application of equitable principles and the availability of equitable remedies;

4.2      Consents and Approvals, No Conflicts.

         (a) The execution and delivery of this Agreement by Investors do not, and the performance by the Investors of the Investors' obligations under this Agreement will not, require any consent, approval, authorization or other action by, or filing with or notification to, any governmental or regulatory authority, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent the Investors from performing any of Investors' material obligations under this Agreement;

         (b) The execution, delivery and performance of this Agreement by the Investors and the other agreements to be executed, delivered and performed by the Investors pursuant to this Agreement and the consummation of the transactions contemplated hereby and thereby by the Investors, including, without limitation, the Exchange Transaction, do not and will not conflict with, violate or result in a breach or termination of any provision of, or constitute a default under any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Investors or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any lien or encumbrance on any of the assets or properties of the Investors pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other


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              instrument relating to such assets or properties to which the
              Investors are a party or by which any of such assets or properties is bound, except as would not prevent the Investors from performing any of the Investors' material obligations under this Agreement and would not have a Material Adverse Effect (as such capitalized term is defined in section 10.15) on the Investors or the Investors' assets;

4.3 Investment Intent. The Investors are acquiring the Exchange Shares for the Investors' own account, for investment only and not with a view to, or for sale in connection with, a distribution thereof or any part thereof, within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, or any applicable state securities or blue-sky laws;

4.4 Investor Status. The Investors are each an accredited investor as such term is defined under Regulation D ("Regulation D") promulgated under to the Securities Act; and, if there should be any material change in such status prior to the Closing, Investors will immediately advise EMGL of such change in accredited investor status;

4.5 Intent to Transfer. The Investors are each not a party or subject to or bound by any contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge the Exchange Shares or any part thereof to any person, and has no present intention to enter into such a contract, undertaking, agreement or arrangement;

4.6 Receipt of Disclosures. Investors acknowledge receipt of EMGL's (a) Annual Report on Form 10-K for the fiscal year ended December 31, 2013, including all exhibits thereto, (b) Quarterly Reports on Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2013 and March 31, 2014 including all exhibits thereto, (c) all Current Reports on Form 8-K filed up to the date of Closing, including all exhibits thereto, and (d) Annual Report on Form 10-K for the fiscal year ended December 31, 2012, including all exhibits thereto; each as filed with the U.S. Securities and Exchange Commission (the "SEC") (collectively, the "EMGL SEC Reports"); and Investors has read the EMGL SEC Reports, including all exhibits thereto, and understands the contents of the EMGL SEC Reports;

4.7 Offering Exempt from Registration; EMGL's Reliance. The Investors have been advised by EMGL that:

         (i) the Exchange Shares have not been registered under the Securities Act or under the laws of any state on the basis that the issuance thereof is exempt from such registration;
         (ii) EMGL's reliance on the availability of such exemption is, in part, based upon the accuracy and truthfulness of the Investors' representations contained in this Agreement;
         (iii) as a result of such lack of registration, none of the Exchange Shares may be resold or otherwise transferred or disposed without registration pursuant to or an exemption therefrom is available under the Securities Act and such state securities laws; and
         (iv) in furtherance of the provisions of this paragraph 4.7, all of the certificate(s) representing the Exchange Shares shall bear a restrictive legend substantially in the following form:





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    "THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN
    REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THESE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SHARES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THESE SHARES TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT AND SUCH STATE SECURITIES LAWS;"

4.8 Sophistication of Investors. The Investors, through each of their agents, employees and professional advisors (including, without limitation, the Investors' attorneys and outside accountants), has evaluated the merits and risks of consummating the transactions contemplated by this Agreement, including, without limitation, the Exchange Transaction, and acquiring the Exchange Shares and has such knowledge and experience in financial and business matters that Investors is capable of evaluating the merits and risks of consummating such transactions, including, without limitation, the Exchange Transaction, and acquiring the Exchange Shares, is aware of and has considered the financial risks and financial hazards of consummating such transactions, including, without limitation, the Exchange Transaction, and acquiring the Exchange Shares, and is able to bear the economic risk of consummating such transactions, including, without limitation, the Exchange Transaction, and acquiring the Exchange Shares, including the possibility of a complete loss with respect thereto;

4.9 Access to Information. The Investors have had access to such information regarding the business and finances of EMGL, and has been provided the opportunity to discuss with EMGL's management the business, affairs and financial condition of EMGL and such other matters with respect to EMGL as would concern a reasonable person considering the transactions contemplated by this Agreement and/or concerned with the operation of EMGL, including, without limitation, pursuant to meetings and/or discussions with management of EMGL;

4.10 No Guarantees. It has never been represented, guaranteed or warranted to the Investors by EMGL, or any of EMGL's officers, directors, agents, representatives or employees, or any other person, expressly or by implication, that:

         (i) any gain will be realized by the Investors from the Investors' investment in the Exchange Shares;
         (ii) there will be any approximate or exact length of time that the Investors will be required to remain as a holder of the Exchange Shares; or
         (iii) the past performance or experience on the part of EMGL, its predecessors or of any other person, will in any way indicate any future results of EMGL;

4.11 High Degree of Investment Risk. That the acquisition of the Exchange Shares involves a high degree of risk and may result in a loss of the entire amount invested; that EMGL has limited working capital and limited sources of financing available; and that there is no assurance that EMGL's operations, including the operations of Multigame following the consummation of the Exchange Transaction, will be profitable in the future;

4.12 Address and Principal Place of Business. The address set forth at the beginning of this Agreement are the Investors' true and correct addresses and principal places of business, respectively, and the Investors have no present intention of changing his individual or collective jurisdiction or principal place of business;
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4.13     No Purchaser Representative. The Investors have not authorized any person or institution to act as the Investors' "purchaser representative" (as such term is defined in Rule 501 of Regulation D) in connection with the Investors' acquisition of the Exchange Shares pursuant to this Agreement;

4.14 No General Solicitation. The Investors have not received any general solicitation or general advertising regarding the acquisition of any of the Exchange Shares;

4.15 No Finder. There is no finder in connection with the transactions contemplated by this Agreement;

4.16 Multigame Equity Interest. The Investors are the lawful owners of and have the full right, power, and authority to sell, assign, transfer and convey to EMGL all of the Multigame Equity Interest free and clear of all liens, encumbrances, claims or rights of every kind and nature whatsoever in accordance with the terms of this Agreement and the sale, assignment, transfer and conveyance of the Multigame Equity Interest in accordance with the terms of this Agreement will transfer good, valid and marketable title thereto free and clear of all liens, encumbrances, claims or rights of every kind and nature whatsoever;

4.17 Valid Issuance. The Multigame Equity Interest has been duly authorized, is validly issued and outstanding, is fully paid for and non-assessable, and no liability attaches to the holders of the Multigame Equity Interest. The Multigame Equity Interest is owned by the Investors free and clear of any and all restrictions, liens, claims, or encumbrances or rights of third parties of any nature whatsoever; there are no existing options, warrants, calls, or commitments on the part of the Investors (or, to the best knowledge of the Investors, any other person or entity) of any character relating to the Multigame Equity Interest; and no voting agreements or restrictions of any kind affect the rights of any of the Multigame Equity Interest or the holders of all or any portion of the Multigame Equity Interest;

4.18 Litigation. As of the date hereof, there is no action, claim, suit, proceeding or governmental investigation pending or, to the knowledge of the Investors, threatened, that would, individually or in the aggregate, result in a Material Adverse Effect upon the Investors and/or Multigame.

4.19 Compliance with Law. Except as would not, individually or in the aggregate, have a Material Adverse Effect upon the Investors and/or Multigame, neither the Investors, Multigame, nor any of their respective heirs, assigns or subsidiaries is in violation of, or in default under, any law, in each case, applicable to the Investors and/or Multigame or any of their respective subsidiaries or any of their respective assets and properties;

4.20     Multigioco Srl Agreement.

         (a) The Acquisition Agreement, dated December 12, 2013, between, Alessandro Marcelli and Beniamino Gianfelici ("Multigioco Partners") and Giuseppe Joe Parolini ("Parolini") (the "Multigioco Acquisition Agreement"), was duly executed and entered into by the Multigioco Partners and Parolini (collectively the "Investors");
         (b) The Multigioco Acquisition Agreement is a valid and binding obligation of the Investors, enforceable against the Investors and, to the Investors' knowledge, each other party thereto in accordance with its terms, is in full force and effect and the Investors have performed in all material respects all obligations under the Multigioco Acquisition Agreement to be performed by the

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

              Investors to the date of this Agreement; and, to Multigioco Partners knowledge, each other party to the Multigioco Acquisition Agreement has performed in all material respects all obligations under such contract required to be performed by such other party; and
         (c) Neither Parolini nor the Multigioco Partners have received notice, and Multigioco Partners have no knowledge, of any material violation of or default of any material obligation under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) the Multigioco Acquisition Agreement by Parolini or any other party to the Multigioco Acquisition Agreement.

4.21 Subsidiaries. Other than Multigioco Srl, Multigame has no subsidiaries, nor does Multigame have any equity interest in any other entity of any kind whatsoever;

4.22 Full Disclosure. The representations, warranties and other statements of the Investors in this Article IV and the other documents, certificates and written statements furnished to EMGL by or on behalf of the Investors pursuant to this Agreement, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact specific to the Investors' business, plans, results of operations and/or financial condition, and not generally available to a sophisticated acquirer of a business similar in nature to the actual and planned business operations of the Investors, necessary in order to make the representations, warranties and other statements of the Investors contained in this Agreement or such other documents, certificates and written statements not misleading; and

4.23 No Other Representations, Warranties, Covenants or Agreements of Investors. Except as set forth in this Agreement, or the documents referred to in this Agreement, the Investors have not made any representation, warranty, covenant or agreement with respect to the matters contained in this Agreement.


                                   ARTICLE V
                    REPRESENTATIONS AND WARRANTIES OF EMGL

EMGL represents, warrants and acknowledges to and covenants and agrees with the Investors as follows:

5.1      Corporate Status. EMGL
         (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware,
         (ii) has all necessary corporate power and authority to carry on the business of EMGL as it is now being conducted, and
         (iii) is duly licensed or qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction wherein the character and/or the nature of the activities conducted by EMGL makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not prevent EMGL from performing any of its material obligations under this Agreement and would not have a Material Adverse Effect on EMGL;

5.2 Authority of Agreement. EMGL has the power and authority to accept, execute and deliver this Agreement and, upon acceptance by the Investors, to carry out EMGL's obligations under this Agreement; and the execution, delivery and performance by EMGL of this Agreement and the consummation of the

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transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of EMGL and this Agreement, upon acceptance by the Investors, constitutes the valid and legally binding obligations of EMGL enforceable against EMGL in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors' rights generally now or hereafter in effect and subject to the application of equitable principles and the availability of equitable remedies; each of the Exchange Shares to be issued pursuant to this Agreement, upon issuance in accordance with the terms of this Agreement, will be validly authorized, fully paid and non-assessable;

5.3      Consents and Approvals; No Conflict.

         (a) The acceptance, execution and delivery of this Agreement by EMGL does not, and the performance by EMGL of its obligations under this Agreement, upon acceptance by the Investors, will not, require any consent, approval, authorization or other action by, or filing with or notification to, any governmental or regulatory authority, other than in connection with state securities or "blue sky" laws, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent EMGL from performing any of its material obligations under this Agreement and would not have a Material Adverse Effect on EMGL; and
         (b) The acceptance, execution, delivery and performance of this Agreement by EMGL and the other agreements and documents to be executed, delivered and performed by EMGL pursuant to this Agreement and the consummation of the transactions contemplated by this Agreement and thereby by EMGL do not and will not conflict with, violate or result in a breach or termination of any provision of, or constitute a default under (or event which with the giving of notice or lapse of time, or both, would become a default under) the Certificate of Incorporation or By-laws of EMGL or, except as would not prevent EMGL from performing any of its material obligations under this Agreement and would not have a Material Adverse Effect on EMGL, any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to EMGL or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any lien or encumbrance on any of the assets or properties of EMGL pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument relating to such assets or properties to which EMGL is a party or by which any of such assets or properties is bound;

5.4 Absence of Litigation. No claim, action, proceeding or investigation is pending which seeks to delay or prevent the consummation of the transactions contemplated by this Agreement or which would be reasonably likely to adversely affect EMGL's ability to consummate the transactions contemplated by this Agreement or which would have a Material Adverse Effect on EMGL;

5.5 Extent of Offering. Subject in part to the truth and accuracy of the Investors' representations set forth in Article IV of this Agreement, the offer, sale and issuance of the Exchange Shares, as contemplated by this Agreement, are exempt from the registration requirements of the Securities Act, and EMGL will not take any action hereafter that would cause the loss of such exemption or registration;



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5.6      Accuracy of Reports and Information. EMGL is in full compliance, to the extent applicable, with all reporting obligations under Section 12(b), 12 (g) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); EMGL has registered the EMGL Common Stock pursuant to
Section 12 of the Exchange Act; and EMGL has filed all material required to be filed pursuant to all reporting obligations, under either Section 13(a) or 15(d) of the Exchange Act, for a period of at least the twelve months immediately preceding the offer, sale and delivery of the Exchange Shares.

5.7 SEC Filings/Full Disclosure. None of the EMGL SEC Reports contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and EMGL has, since at least January 1, 2014, timely filed all requisite forms, reports and exhibits thereto with the Commission; and there is no fact known to EMGL (other than general economic conditions known to the public generally) that has not been disclosed in writing to the Investors which could reasonably be expected to materially and adversely affect the ability of EMGL to perform its obligations under this Agreement;

5.8 Absence of Undisclosed Liabilities. EMGL has no material liabilities or obligations, absolute or contingent (individually or in the aggregate), except as set forth in the EMGL SEC Reports, including the financial statements included in the SEC Reports (collectively, the "EMGL Financial Statements"), or as incurred in the ordinary course of business after the respective dates of the EMGL Financial Statements;

5.9 Governmental Consent, Etc. No consent, approval or authorization of or designation, declaration or filing with any governmental authority on the part of EMGL is required in connection with the valid execution and delivery of this Agreement, or the offer, sale or issuance of the Exchange Shares, or the consummation of any other transaction contemplated by this Agreement;

5.10 Investment Intent. EMGL is acquiring the Multigame Equity Interest for EMGL's own account, for investment only and not with a view to, or for sale in connection with, a distribution thereof or any part thereof, within the meaning of the Securities Act, and the rules and regulations promulgated thereunder, or any applicable state securities or blue-sky laws;

5.11 Access to Information. EMGL has had access to such information regarding the business and finances of the Investors and Multigame, and has been provided the opportunity to discuss with the Investors and Multigame management the business, affairs and financial condition of the Investors and Multigame and such other matters with respect to the Investors and Multigame as would concern a reasonable person considering the transactions contemplated by this Agreement, including, without limitation, the Exchange Transaction, and/or concerned with the operations of the Investors and Multigame, including, without limitation, pursuant to meetings and/or discussions with management of Multigioco; and

5.12 No Other Representations, Warranties, Covenants or Agreements of EMGL. Except as set forth in this Agreement, or the documents referred to in this Agreement, EMGL has not made any representation, warranty, covenant or agreement with respect to the matters contained in this Agreement.







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                                  ARTICLE VI
                      CONDITIONS TO OBLIGATIONS OF EMGL

The obligations of EMGL under this Agreement are, at the option of EMGL, subject to the satisfaction at and prior to the Closing Date of the following conditions:

6.1 Fulfillment of Covenants. All the terms, covenants and conditions of this Agreement to be complied with and performed by the Investors on or before the Closing Date shall have been duly complied with and performed, and there shall have been delivered to EMGL a certificate to such effect dated the Closing Date, signed by the Investors and the President and Secretary of Multigame;

6.2 Accuracy of Representations and Warranties. All of the representations and warranties made by the Investors in this Agreement shall be true as of the Closing Date with the same force and effect as though such representations and warranties had been made as of the Closing Date, and Investors shall have delivered to EMGL a certificate to such effect, dated the Closing Date, and signed by the President and Secretary of Multigame;

6.3 No Litigation. There shall be no action, proceeding, investigation or pending or actual litigation the purpose of which is to enjoin or may be to enjoin the transactions contemplated by this Agreement or which would have the effect, if successful, of imposing a material liability upon EMGL, or any of the officers or directors thereof, because of or due to, in many respects, the consummation of the transactions contemplated by this Agreement; and there shall be no action, proceeding, investigation or pending or actual litigation against or with respect to the Investors, Multigame or the outstanding equity interests in Multigame (including, without limitation, the Multigame Equity Interest) which could, in any way, invalidate or damage this Agreement or value of the assets which EMGL is acquiring pursuant to this Agreement, including, without limitation, the Multigame Equity Interest; and

6.4 Multigioco Srl Contracts in Effect. The Multigioco Acquisition Agreement shall be in full force and effect and no party to the Multigioco Acquisition Agreement shall be in default under, or shall have threatened to declare or cause a default of any of the terms or conditions of, the Multigioco Acquisition Agreement.


                                 ARTICLE VII
                    CONDITIONS TO OBLIGATIONS OF INVESTORS

The obligations of the Investors under this Agreement are, at the option of the Investors subject to the satisfaction at and prior to the Closing Date of the following conditions:

7.1 Fulfillment of Covenants. All the terms, covenants and conditions of this Agreement to be complied with and performed by EMGL on or before the Closing Date shall have been duly complied with and performed, and there shall have been delivered to the Investors a certificate to such effect dated the Closing Date, signed by the Chairman and Chief Executive Officer of EMGL;

7.2 Accuracy of Representations and Warranties. All of the representations and warranties made by EMGL in this Agreement shall be true as of the Closing Date with the same force and effect as though such representations and warranties had been made as of the Closing Date, and EMGL shall have delivered to the Investors a certificate to such effect dated the Closing Date, signed by the Chairman and Chief Executive Officer of EMGL;

7.3 No Litigation. There shall be no action, proceeding, investigation or pending or actual litigation the purpose of which is to enjoin or may be to enjoin the transactions contemplated by this Agreement or which would have the effect, if successful, of imposing a material liability upon the Investors because of or due to, in many respects, the consummation of the transactions contemplated by this Agreement; and there shall be no action, proceeding, investigation or pending or actual litigation against or with respect to EMGL, the outstanding shares of EMGL Common Stock or the Exchange Shares which could, in any way, invalidate or damage this Agreement or value of the assets which the Investors are acquiring pursuant to this Agreement;

7.4 EMGL Outstanding Debt. As of the Closing Date, EMGL shall have no more than $275,000 in outstanding debt, including, without limitation, notes payable, accounts payable, accrued expenses, accrued officer's compensation and loans payable to related parties to loans from shareholders, excluding the Investors Advances (as such capitalized term is defined in section 10.1);

7.5 EMGL Outstanding and Authorized Capital Stock. Prior to the Closing EMGL shall have no more than 18,675,800 shares of Common Stock issued and outstanding and no Preferred Stock issued. As a consequence of the consummation of this Agreement at the Closing, EMGL shall have no more than 21,675,800 shares of Common Stock issued and outstanding and no Preferred Stock issued; and

7.6 Resignation of Directors and Officers. Consistent with applicable law, EMGL shall (a) procure, prior to the Effective Time (as such capitalized term is defined in section 8.2), the resignations of Michael Ciavarella as Chairman and CEO and Vic Dominelli as a director of EMGL which shall be effective as of the Effective Time and (b) cause the board of directors of EMGL, prior to the effectiveness of such resignations and prior to the Closing Date, to (i) elect to the board of directors of EMGL, effective as of the Effective Time, such individuals as shall be designated by Investors at least three business days prior to the Closing Date and (ii) appoint as officers of EMGL, effective as of the Effective Time, such individuals as shall be designated by the Investors at least three business days prior to the Closing Date.


                                ARTICLE VIII
                                   CLOSING

8.1 Closing Date. The consummation of the transactions contemplated by this Agreement (the "CLOSING") shall take place at EMGL's office, 671 Westburne Dr., Concord, Ontario, Canada, L4K 4Z1 on June 30, 2014 or sooner if practicable and as may be mutually agreed upon in writing by the parties to this Agreement defined in section 10.3 (the "CLOSING DATE").

8.2 Effectiveness. The time of the consummation of the Exchange Transaction, whether on the Closing Date or such other date, shall, for the purposes of this Agreement, be deemed to be the "EFFECTIVE TIME."


                                  ARTICLE IX
                               INDEMNIFICATION

9.1 Right of Indemnification. From and after the date hereof, each party hereto will indemnify and hold harmless the other party, and such other party's officers, directors, equity owners, employees and agents, against any and all liability, damage, deficiency, loss, cost or expense (including reasonable attorneys' fees and expenses) that are based upon or that arise out of any misrepresentation or breach of any representation, warranty, covenant or agreement made by such party in this Agreement.

9.2 Indemnification Procedure. Each party entitled to indemnification under this Agreement (the "Indemnified Party") shall give prompt notice to the party (the "Indemnifying Party") required to provide indemnification under this Agreement after such Indemnified Party has received actual knowledge of any third-party claim as to which indemnity may be sought, and shall permit the Indemnifying Party (at Indemnifying Party's expense) to assume the defense of any claim or any litigation resulting therefrom; provided, that counsel for the Indemnifying Party who shall conduct the defense of such claim or litigation shall be reasonably satisfactory to the Indemnified Party, and the Indemnified Party may participate in such defense, but only at such Indemnified Party's expense; and provided, further, that the omission by any Indemnified Party to give prompt notice as provided in this Article IX shall not relieve the Indemnifying Party of its indemnification obligations under this Agreement, except to the extent that the omission results in a failure of actual prompt notice to the Indemnifying Party and such Indemnifying Party is damaged as a result of the failure to give prompt notice. No Indemnifying Party, in the defense of the such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability with respect to such claim or litigation. In the event that the Indemnifying Party does not accept the defense of any matter as provided in this section 9.2, the Indemnified Party shall have the full right to defend against any such claim or demand, and shall be entitled to settle or agree to pay in full such claim or demand in the Indemnified Party's sole discretion. In any event, the Indemnified Party, Indemnifying Party, EMGL and the Investors shall each cooperate in the defense of such action and the records of each shall be available to the other with respect to such defense.

9.3 Indemnification Notice. Any notice of a claim by reason of any of the representations, warranties and agreements contained in this Agreement, shall state specifically the representation, warranty, covenant or agreement with respect to which the claim is made and the amount of liability asserted against the other party by reason of the claim. The representations, warranties, covenants, agreements and indemnities contained in this Agreement shall survive the execution and delivery of this Agreement, any examination by or on behalf of such parties, the Closing and the completion of the Exchange Transaction as contemplated herein.


                                   ARTICLE X
                                    GENERAL

10.1 Payment of Expenses. Each party shall bear its own expenses with respect to this Agreement and the transactions contemplated by this Agreement. Notwithstanding the immediately preceding sentence, it is acknowledged by both EMGL and the Investors that the Investors, or affiliates of the Investors, have, on behalf of EMGL, paid to the law firm of Locasciulli Studio Legale attorneys ("LSL"), the sum of $10,000 (the "Investors/LSL Advance") to be applied against LSL's fees for services rendered in connection with the preparation of the Multigioco Acquisition Agreement, without limitation any related matters, and, to the extent that such fees are less than $10,000, to outstanding fees owed to LSL by EMGL. In addition, the Investors, or affiliates of the Investors, have, on behalf of EMGL, paid to other service providers to and vendors of EMGL, the aggregate sum of $25,000 (the "Investors/Other Vendors Advance" and, collectively with the Investors/LSL Advance, the "Investors Advances"). In the event that the Exchange Transaction is not consummated on or prior to June 30, 2014, due to any reason other than a willful failure on the part of the Investors or any affiliate(s) of the Investors, then the Investors Advances shall be deemed a loan made by the Investors to EMGL, which shall bear interest at the rate of 5% per annum and be due and payable on June 30, 2015. In the event that the Investors shall, in the Investors' sole discretion, advance any additional funds to or for the benefit of EMGL at anytime prior to the Closing, such additional funds shall be deemed a part of the Investors Advances and subject to repayment as all other Investors Advances are subject to repayment in accordance with this section 10.1.

10.2 Consent to Jurisdiction and Waivers. The parties to this Agreement each irrevocably consents that any legal action or proceeding against any of them under, arising out of or in any manner relating to, this Agreement or any other document delivered in connection herewith, may be brought in any court of the State of Delaware located within Wilmington County or in the United States District Court for the District of Wilmington. Each of the parties to this Agreement, by the execution and delivery of this Agreement, expressly and irrevocably consent and submit to the personal jurisdiction of any of such courts in any such action or proceeding. Each party further irrevocably consents to the service of any complaint, summons, notice or other process relating to any such action or proceeding by delivery thereof to it by hand or by any other manner provided for in section 10.4. The parties hereto hereby expressly and irrevocably waive any claim or defense in any such action or proceeding based on any alleged lack of personal jurisdiction, improper venue or forum non-convenient or any similar basis. Nothing in this section 10.2 shall affect or impair in any manner or to any extent the right of any party to this Agreement to serve process in any manner permitted by law.

10.3     Amendments and Waivers.

         (a) Except as otherwise provided in this Agreement, the provisions of this Agreement may not be amended, modified or supplemented without the written consent of each of the parties to this Agreement.
         (b) The Company and the Investors' may each, by written notice to the other party:
              (i) waive any of the conditions to such party's obligations under this Agreement or extend the time for the performance of any of the obligations or actions of the other party,
              (ii) waive any inaccuracies in the representations of the other party contained in this Agreement or in any documents delivered pursuant to this Agreement,
              (iii) waive compliance with any of the covenants of the other party contained in this Agreement, and
              (iv) waive or modify performance of any of the obligations of the other party.

         (c) No action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action or compliance with any representation, warranty, condition or agreement contained herein. Waiver of the breach of any one or more provisions of this Agreement shall not be deemed or construed to be a waiver of other breaches or subsequent breaches of the same provisions.

10.4 Notices. All notices, demands, requests, demands and other communications required or otherwise given under this Agreement shall be in writing and shall be deemed to have been duly given if: (i) delivered by hand, against written receipt therefor, (ii) forwarded by a third party company or governmental entity providing delivery services in the ordinary course of business which guarantees delivery the following business day, or (iii) mailed by registered or certified mail, return receipt requested, postage prepaid, addressed (with respect to clauses (ii) and (iii)) as follows:

         If to EMGL, to:       Michael Ciavarella, Chairman and CEO
                               Empire Global Corp.
                               671 Westburne Dr.
                               Concord, Ontario, Canada L6A 0P6

         With copy to:         Daniel C. Masters, ESQ
                               Masters and Associates
                               1752 Castellana Road,
                               LaJolla, California 92037

         If to Investors, to:  Giuseppe Joe Parolini
                               357 Westridge Drive
                               Kleinberg, Ontario, Canada L0J 1C0

         With copy to:         Julian L. Doyle, LLB
                               Beard Winter, LLP
                               130 Adelaide St. West, Suite 701
                               Toronto, Ontario, Canada M5H 2K4

or, in the case of any of the parties to this Agreement, at such other address as such party shall have furnished to each of the other parties hereto in accordance with this section 10.4. Each such notice, demand, request or other communication shall be deemed given (a) on the date of such delivery by hand,
(b) on the first business day following the date of such delivery to the overnight delivery service or (c) four business days following such mailing.

10.5 Successors and Assigns: Holders and Third Parties as Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

10.6 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Electronic, fax, PDF and Jpeg signatures to this Agreement shall be deemed to be original signatures to this Agreement.

10.7 Headings. The headings of the articles, sections, paragraphs and clauses in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meanings or interpretations of the terms contained therein.

10.8 Governing Law. This Agreement and the rights, obligations and liabilities of the parties hereto shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware without regard to the conflicts of laws principles thereof.

10.9 Severability; Specific Enforcement. In the event that any one or more of the provisions contained in this Agreement, or the application thereof in any circumstances, is held invalid, illegal, or unenforceable for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained in this Agreement shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties to this Agreement shall be enforceable to the fullest extent permitted by law. Each of the parties to this Agreement acknowledge that the other parties would not have an adequate remedy at law for money damages in the event that any of the covenants or agreements of any other party in this Agreement were not performed in accordance with its terms and therefore agrees that the other parties shall be entitled to specific enforcement of such covenants or agreements and to injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

10.10 Entire Agreement; Survival. This Agreement and the agreements referred to in this Agreement are intended by the parties as a final expression of their agreements and are intended to be a complete and exclusive statement of the agreements and understandings of the parties to this Agreement in respect of the subject matter contained in this Agreement and therein. There are no restrictions, promises, representations, warranties or undertakings, with respect to the subject matter of this Agreement, other than those set forth or referred to in this Agreement and therein. This Agreement and the agreements referred to in this Agreement supersede all prior agreements and understandings between the parties with respect to such subject matters.

10.11 Binding Nature. This Agreement shall be binding upon and inure to the benefit of the parties hereto. No party to this Agreement may assign or transfer any rights under this Agreement.

10.12 Use of Certain Terms and References. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; the term "or" shall be deemed to include the term "and/or;" singular or plural tenses shall be deemed to include the opposite whenever the context so indicates or requires; and article, section, subsection, paragraph, clause, schedule and exhibit references are to this Agreement unless otherwise specified.

10.13 Drafting; Representation by Counsel. This Agreement has been drafted on the basis of mutual contribution of language and is not to be construed against any party as being the drafter or causing the same to be drafted. In addition to the representations and warranties contained in Article IV, the Investors represents, warrants and confirms to EMGL that, in connection with the negotiation, drafting and execution of this Agreement, the Investors have at all times been represented by competent counsel of the Investors' own choosing.

10.14 Business Day. For purposes of this Agreement, a "business day" shall mean any calendar day other than a Saturday, Sunday or other calendar day on which banks in New York City are authorized or required to be closed under applicable laws and regulations.

10.15 Material Adverse Effect Defined. For purposes of this Agreement, the capitalized term "MATERIAL ADVERSE EFFECT" means, with respect to either party to this Agreement, any material adverse change in, or material adverse effect on, the business, financial condition or continuing operations of such party (which, for the purposes of this section 10.15, includes all subsidiaries of the party, taken as a whole); provided, however, that the effects of changes that are generally applicable to (i) the industries and markets in which the party operates, (ii) the United States economy or (iii) the United States securities markets shall be excluded from the determination of Material Adverse Effect; and provided, further, however, that any change or effect resulting from (A) the execution of this Agreement, the announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including any cancellation of or delays in customer orders or work for clients, any reductions in sales, any disruption in licensor, vendor, partner or similar relationships or any loss of employees), (B) natural disasters, acts of war, terrorism or sabotage, military actions or the escalation thereof or other force majeure events, (C) changes in US GAAP, changes in the interpretation of US GAAP or changes in the accounting rules and regulations of the SEC, (D) any other action required by law, contemplated by this Agreement or taken at the request of the other party, (E) any litigation brought or threatened by equity owners of the party asserting allegations of breach of fiduciary duty relating to this Agreement or violations of applicable securities laws in connection with this Agreement, (F) any changes in applicable law, (G) any action required to comply with the rules and regulations of the SEC or the SEC comment process, (H) if EMGL was the party, in and of itself, any decrease in the market price or trading volume of EMGL Common Stock or (I) if EMGL was the party, in and of itself, any failure by EMGL to meet any projections, forecasts or revenue or earnings predictions, or any predictions or expectations of any securities analysts, shall also be excluded from the determination of Material Adverse Effect.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

EMPIRE GLOBAL CORP.


By:     /s/ Michael Ciavarella, B.Sc.
        ----------------------------
            Michael Ciavarella, B.Sc.
            Chairman and CEO

And


INVESTORS


By:     /s/ Giuseppe Joe Parolini
        ----------------------------
            Giuseppe Joe Parolini



By:     /s/ Alessandro Marcelli
        ----------------------------
            Alessandro Marcelli



By:     /s/ Beniamino Gianfelici
        ----------------------------
            Beniamino Gianfelici